

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 1, 2009

Mr. Hongbo Cao
President and Chief Executive Officer
Frezer, Inc.
No. 90-1 Hongji Street
Xigang District Dalian City
Liaoning Province
Peoples Republic of China   116011

> **Re: Frezer, Inc.**
> **Form 8-K for Item 4.01**
> **Filed May 1, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed May 1, 2009

1. We read in the third paragraph of your Form 8-K your representation that the audit reports for the years ended December 31, 2008 and 2007 were not qualified or modified for uncertainty, audit scope or accounting principles. However, we see in the Forms 10-K and 10-KSB filed by Frezer, Inc. that the audit reports for the years ended December 31, 2008 and 2007 included an explanatory paragraph expressing substantial doubt as to the Company's ability to continue as a going concern. Please file an amendment which revises this paragraph to clearly state that the audit reports for 2008 and 2007 on Frezer, Inc. were modified for uncertainty in that both reports included an explanatory paragraph expressing substantial doubt as to the Company's ability to continue as a going concern.

2. Also, please include in the amendment a new letter from the predecessor auditor concerning agreement with the revised disclosures in the amendment.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant